Filed pursuant to Rule 433
Registration Number: 333-162607

ISSUER FREE WRITING PROSPECTUS,
DATED DECEMBER 11, 2009
(SUPPLEMENTING PRELIMINARY PROSPECTUS SUPPLEMENT,
DATED DECEMBER 1, 2009)

U.S. ENERGY CORP.
5,000,000 Shares of Common Stock

Issuer:	US Energy Corp.. (NASDAQ Capital Market: “USE”)

Total Number of Shares of Common Stock Sold in the Offering:	5,000,000 (or 5,750,000 shares if the underwriters’ option to purchase additional shares is exercised in full)

Initial Price to Public for Shares of Common Stock Sold:	$5.25

NASDAQ Closing Sale Price per Share of Common Stock on December 10, 2009:	$5.58

Sole Book-Running Manager:	Madison Williams and Company LLC

Co-Managers:	C.K. Cooper & Company, Inc.

Use of proceeds:
The issuer intends to use the approximately $24.3 million of net proceeds from the offering , after deducting underwriting discounts, commissions and estimated expenses, to fund capital requirements under drilling programs with Brigham and its other joint venture partners, and for other general corporate purposes.

Trade Date:	December 11, 2009

Settlement Date:	December 16, 2009

Shares Outstanding as of December 10, 2009; Common Stock to be Outstanding after the Offering:
As of December 10, 2009, there were 21,380,146 shares of common stock outstanding; common stock to be outstanding after the offering will be 26,380,146 shares (27,130,146 shares if the underwriters’ option to purchase additional shares is exercised in full).

Additional Information:
Madison Williams and Company LLC (formerly the principal capital markets business of SMH Capital Inc.) was recently spun out of Sanders Morris Harris Group (NASDAQ: SMHG) in a management-led buyout.  This transaction was completed on December 9, 2009.  Madison Williams and Company has been assigned and assumed certain assets of SMH Capital in connection with this transaction, including the financial advisory agreements between U.S. Energy Corp. and SMH Capital.

Estimated expenses of underwriters payable by U.S. Energy Corp. in connection with this offering, including legal fees, will not exceed 2% of the gross proceeds from the offering based on the initial public offering price.

U.S. Energy Corp. has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the applicable prospectus supplement in that registration statement and other documents U.S. Energy Corp. has filed with the SEC for more complete information about U.S. Energy Corp. and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the prospectus supplement and related prospectus may be obtained from: Madison William and Company LLC, 527 Madison Ave., 14th Floor, New York, NY 10022 (phone: 212-317-2700).

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